UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Inside this report

Business performance summary
2	2025 performance summary
3	Group Chief Executive's review
7	Performance key metrics and ratios
9	Chief Financial Officer's review
11	Retail Banking
12	Private Banking & Wealth Management
13	Commercial & Institutional
14	Central items & other
15	Segment performance

Risk and capital management
20	Capital, liquidity and funding risk
22	Credit risk
22	Main macroeconomic variables
23	ECL post model adjustments
24	Segment analysis - portfolio summary
26	Analysis of ECL provisions

Financial statements and notes
27	Condensed consolidated income statement
28	Condensed consolidated statement of comprehensive income
29	Condensed consolidated balance sheet
30	Condensed consolidated statement of changes in equity
32	Condensed consolidated cash flow statement

Financial statements and notes continued
33	Presentation of condensed consolidated financial statements
33	Tax
34	Litigation and regulatory matters
36	Related party transactions
36	Dividends
36	Post balance sheet events

Additional information
37	Statement of directors' responsibilities
38	Presentation of information
38	Statutory accounts
38	Contacts
38	Forward-looking statements

Appendix
40	Non-IFRS financial measures
46	Performance measures not defined under IFRS

2025 performance summary

Chief Executive, Paul Thwaite, commented:

"2025 was another strong year for NatWest Group, rooted in the support we provide to people, families and businesses in every nation and region of the UK. We delivered broad-based growth across our three customer businesses, and our positive impact is clear to see; whether making home ownership a reality for more people, helping more customers to save and invest or supporting more businesses to scale and grow.

Our performance reflects the progress we have made against our strategic priorities. Income of £16.4 billion and a Return on Tangible Equity of 19.2% are significantly up on last year, and ahead of guidance, whilst dividends per share increased by 51% compared to 2024.

It is clear our strategy is working, and we are delivering consistently. We are raising our ambition and sharpening our strategic focus, with stretching new targets in place. We must now make the most of the investment we've made to become even more productive, build deeper customer relationships and ensure we are the bank of choice in the areas we want to grow.

Across NatWest Group, we are determined to succeed with our customers as a trusted partner to them and the UK, whilst delivering for our shareholders."

Growth in all of our customer businesses
We have delivered a strong financial performance in 2025 with income and balance sheet growth across all of our businesses. We have added around one million new customers in the year, both organically and through the Sainsbury's Bank transaction, demonstrating our broad-based support for our customers.

●
Total income excluding notable items(1) was up £1.8 billion to £16.4 billion in the year supported by deposit margin expansion, as a result of higher customer balances and strong hedge income, increased customer lending, strong AUMA growth and an increase in FX trading revenue. Attributable profit was £5.5 billion with earnings per share of 68.0 pence, up 27% on the prior year, and a Return on Tangible Equity (RoTE) of 19.2%.

●
We are growing in ways that build and strengthen customer relationships and improve the sustainability of our earnings. Net loans to customers excluding central items were up by £20.7 billion in the year as we grew our Retail Banking mortgage book and increased Commercial & Institutional balances. Customer deposits excluding central items increased by £10.4 billion with growth across each of the businesses, particularly in Retail Banking savings.

●
We continue to maintain a strong loan:deposit ratio, up 3 points in the year to 88%, and liquidity position, with an average Liquidity Coverage Ratio (LCR) of 147%.

●
Assets under management and administration (AUMA) grew by 19.6% to £58.5 billion, assisted by strong client net inflows including more than 50,000 new to invest clients.

Simplification continues to drive efficiency
We continued to make good progress on becoming a simpler, more agile and technology driven bank by delivering efficiencies from our investment programmes and digitising more to deliver faster, simpler, and safer customer journeys. We have accelerated AI and data transformation with partnerships with Open AI, AWS and Accenture. Our stable cost base has resulted in a cost:income ratio (excl. litigation and conduct) improvement of 4.8%, to 48.6%, when compared with 2024 and an FTE reduction of c.0.5k in the year.

Active balance sheet management creates capacity for growth
We continued to actively manage our balance sheet and risk, delivering £10.9 billion benefits from RWA management actions as we created capacity for growth.

Capital generation pre-distributions was 252 basis points in the year as we increased our capital velocity.

Our Common Equity Tier 1 (CET1) ratio of 14.0% was up c.40 basis points in the year. TNAV per share increased by 55 pence in the year to 384 pence.

A final dividend of 23.0 pence per share is proposed, bringing the total for the year to 32.5 pence, up 51% compared to 2024.

(1)     Refer to the Non-IFRS financial measures appendix for details of notable items.

Group Chief Executive's review

Accelerating from a position of strength
NatWest Group delivered another strong year in 2025, rooted in our support for people, families and businesses in every nation and region of the UK.

We increased our customer base by around a million customers, grew our profit before tax to £7.7 billion, and delivered a return on tangible equity (RoTE) of 19.2%, while strong capital generation and distributions came from increased profitability and disciplined balance sheet and risk management. What matters most, however, is what sits behind these results: the trust our customers place in us every day; the commitment of our colleagues; and our responsibility to create sustainable value for our shareholders.

2025 also marked a symbolic milestone as we returned to full private ownership, offering an opportunity to reflect on how far the bank has come. Looking ahead, we have renewed confidence in what we can achieve for NatWest Group, our shareholders, and as a trusted partner to our customers and the wider UK economy.

I'm proud to have led this bank over the past two years. In this time, we've moved decisively: we've sharpened our customer focus; simplified the organisation; accelerated our technology strategy; and invested with intent in our future. These choices are now translating into robust performance and clear momentum across NatWest Group.
We start 2026 from a position of strength. That strength gives us the confidence to raise our ambition and accelerate our progress - so we can go further to win together with our customers, colleagues, shareholders and the communities we are proud to serve across the UK.

Succeeding with our customers
Disciplined growth
All three of our customer businesses - Retail Banking, Private Banking & Wealth Management, and Corporate & Institutional - delivered broad-based growth in 2025, with more customers choosing to bank with us. We now serve over 20 million people, families and businesses across the UK - acting as a trusted partner to help meet their ambitions.

We supported more customers to manage their money with confidence, with deposit growth in all three business segments totalling £10.4 billion across NatWest Group in 2025. And, with saving and investing increasingly part of the national conversation, more than 50,000 customers invested with us for the first time, benefiting from the expert advice of our wealth management teams and ease of our digital offer. This helped us to grow assets under management and administration by 20%.

We also supported customers through key life events, such as helping more than 200,000 new customers to buy or remortgage a home in 2025 - up 18% on 2024 - and empowered more families to build healthy financial habits through our youth proposition, Rooster Money, which now serves 15 times more customers than when we acquired it in 2021.
Our success reflects our ability to anticipate and respond to changing customer needs, with the right services and innovative propositions. For personal customers, our Family-Backed Mortgage addresses the real challenge of affordability for many people and allows family members to help first-time buyers while preserving independent ownership. This contributed to our increased support for first-time buyers, helping over 50,000 customers get onto the housing ladder in 2025.

Strong organic growth was complemented by the successful integration of around one million Sainsbury's Bank customers and the £2.3 billion Metro Bank mortgage portfolio - demonstrating our integration capability and, most importantly, creating the opportunity to deepen relationships with new customers.
As the UK's biggest bank for business, we support 1.5 million companies, from sole-traders to multinational corporates. With a leading share of UK start-ups, and the largest presence in the mid-market sector, we're uniquely positioned to partner businesses at every stage of their growth.

We helped more of our business customers to scale and grow, with lending across Commercial & Institutional up around 10% in 2025, compared with 2024. By supporting UK businesses, we're also helping to deliver key economic priorities for the UK. In 2025, we were the leading lender to UK infrastructure, and we expanded our support to social housing and sustainable finance - helping to strengthen communities and underpin long-term growth.

In an increasingly volatile market, we've helped more businesses manage their risk effectively by making it easier to access our foreign exchange (FX) and international payment services through faster onboarding and a simpler digital experience, with over 130 currencies now supported. Improvements in our offer meant around 700 mid-market businesses used the service for the first time in 2025.

We also helped more high-potential firms to grow with access to our innovative intellectual property-backed lending. Around 50% of the completed IP-backed loans were with customers new to NatWest Group, demonstrating the opportunity open to us when we pair our expertise with a distinctive customer proposition.

A Simpler Bank
Today, NatWest Group is a simpler bank. It is less complex, with transformed capabilities and the right building blocks to scale and adapt efficiently as customer expectations evolve.

The technology foundations across our estate have effectively been rebuilt and this investment has increased our agility and strengthened resilience. We have decommissioned legacy platforms and advanced our data transformation at pace. In Private Banking & Wealth Management, we have migrated our engineering operations from Switzerland to the UK and India, creating the capacity to scale. For our Commercial & Institutional customers, the re-platforming of Bankline (our digital channel for mid-market and corporate customers) has created a more connected experience and allows us to provide more services digitally in one place. Building a single trusted view of our customers, is enabling us to offer a more personalised service, faster decision-making and more intelligent risk management across the bank.

To drive delivery across the bank, we have rapidly scaled our in-house engineering team and opened a new hub in Bengaluru, India. We are now innovating faster and have almost halved the time it takes to deploy new features, compared with 2024 - making banking quicker, easier and safer for customers.

Strategic partnerships with global technology leaders, including AWS, OpenAI and Google, have helped us to accelerate and scale our technology strategy, and in turn, increase productivity. In addition, our newly established AI Research Office is at the forefront of cutting-edge research, leading responsible innovation and building further AI capabilities for the bank. Our investment in our FinTech Growth Programme has also significantly strengthened our innovation pipeline. These initiatives give us early access to new and emerging technologies.

By providing all colleagues with AI tools to support their daily work, we have freed up capacity to better meet customers' immediate needs and understand their future requirements.

A trusted partner for UK growth
2025 was a year of macroeconomic uncertainty, with international and domestic events affecting customers in different ways. Despite the volatility, we remained cautiously optimistic about the outlook with several factors reinforcing this measured optimism: the UK economy has continued to grow; unemployment remains low by historical standards; inflation is moving in broadly the right direction; and, on aggregate, households and businesses continue to hold relatively robust savings buffers.

This economic resilience was reflected in the healthy levels of customer activity during 2025. Housing market activity remained robust, with mortgage volume growth across the sector supported by temporary changes to stamp duty thresholds in the first half of the year. Retail sales volumes returned to positive year-over-year growth after a challenging few years and discretionary spending picked up in areas such as travel and hospitality. Businesses continued to invest for the future, and UK exports increased despite headwinds. Taken together, these are encouraging signals that the underlying conditions for growth remain in place.

We strongly believe in the UK's long-term potential. The UK Government has positioned the financial services sector as central to its growth strategy and to the UK's strength on the global stage. The UK has world-class universities and innovation clusters, leading scientific research, deep capital markets and highly skilled people - the potential of which can be unlocked through an internationally competitive banking sector.

Strong economies need strong banks. But our role goes well beyond lending: it demands our deep expertise; our convening power across sectors and regions; and our ability to connect capital with opportunity. I have seen the impact we can deliver for our customers and communities across the UK. For example, start-ups participating in our free Accelerator community grow their turnover 35% more on average than peers; and the expertise of our colleagues is building financial confidence at scale - our NatWest Thrive and Financial Foundations programmes reached more than one million people in 2025, providing financial education in the places where people live, learn and work.
In March 2025, we brought together our first Mid-Market Growth Council to provide a unified voice and to advocate for the often- overlooked mid-sized business sector, helping to unlock their significant growth potential.

Our research found that just 1% growth in this segment could add £35 billion to the UK economy, with £24 billion of that outside the south-east of England.

Our commitment to sustainable growth is rooted in our purpose, with the aim of delivering positive impact through our core activity as a bank. By turning our customers' possibilities into progress we can help build better, more resilient businesses, and support people and families to manage their money, save and invest for the future.

The conditions for growth will be built further by a stable and proportionate regulatory and policy environment. The UK Government's focus on balanced regulation which promotes competition and growth, as well as managing risk and consumer protection, is a welcome step forward. We have already seen tangible change in targeted areas. For example, the adjustment to mortgage rules enabled us to lend more to first-time buyers, and we have committed to grow our support in 2026, with a further £10 billion of lending.

As we look ahead to 2026, further regulatory review could unlock additional customer benefits and UK growth opportunities; for example, the ongoing Advice Guidance Boundary Review should help to make financial advice more accessible, and the Prudential Regulation Authority's review of its rules on ring-fencing has the potential to create greater capital capacity for the banking sector to support growth.

Raising our ambition

Our progress has been significant, and it is clear our strategy is working for both our customers and our shareholders. But success today does not guarantee success tomorrow.

Our sector is evolving at pace, with customer expectations increasing, technology redefining what 'best in class' looks like, and competition more intense than ever. Against this backdrop, we are sharpening our strategic focus around disciplined growth, leveraging simplification, and active balance sheet and risk management to drive sustainable value creation.
It is our consistent delivery and the inherent strengths of this bank that give us confidence we can go further and faster in this next phase. Our conviction stems from the enduring strength of our customer relationships and is built on our key differentiators. Deep community roots, expert colleagues, and a UK-wide relationship manager network mean we are connected to our customers in their communities. These strengths, underpinned by leading technology and the scale of our customer insight, give us real competitive advantage.

Customer growth comes from being first choice in the moments that matter: helping families with everyday banking and home ownership; supporting affluent and high-net worth customers to manage and grow their wealth; and backing high-growth businesses, whether they are start-ups or those with global ambitions.

Our recently announced acquisition of Evelyn Partners will create the UK's leading private bank and wealth management business. Not only does this build scale and strength in our third customer business, but it will transform the services our customers across NatWest Group can expect from us. Evelyn Partners brings leading investment capabilities, a quality direct-to-customer investment platform in Bestinvest - and the biggest in-house team of financial planners in the UK, as well as a strong regional footprint - helping us to better support and serve customers through each stage of their financial lives.

We're also building and deepening our customer relationships with more personalised, relevant experiences, propositions and partnerships. For example, our specialist Venture Banking support has been carefully designed to help boost the UK's innovation economy and our newly announced strategic partnership with Rightmove will help ensure we're there at the right time, as a trusted partner when customers are making key financial decisions.

Leveraging Simplification
The next phase of our simplification sees us move from 'build' to 'benefits', leveraging the investment we've made in our infrastructure and capabilities to deliver customer growth and even greater productivity.

In a highly competitive environment, future strength will be decided by how seamlessly a bank operates in service of its customers. Harnessed correctly, technological advancement and AI can be a game-changing accelerant, reducing complexity and removing bureaucracy to help make decisions faster, deepen relationships and deliver transformed customer experiences.

Trust, however, remains the keystone of banking. As technology accelerates, we are focused on keeping customers safe, protecting them from new and emerging risks, and leading in the responsible and ethical use of data and AI.

To realise our ambition, it's essential we drive active balance sheet and risk management. We are bringing more dynamism to how we manage pricing, capital and risk, ensuring we remain resilient through cycles - a safe, secure and dependable partner for customers, while sustaining attractive returns.

Customer success
We want to be known not only for the quality of our service and the strength of our technology platforms, but also for the depth of our relationships and expertise of our people. As trusted partners, we are empowering our front-line colleagues to use their insights to make the right decisions for customers and orientating the whole organisation around our customers' needs: measuring all colleagues' success by the quality of our customers' experiences.

The stretching targets we have set for growth, productivity and returns reflect our belief that in pursuing these priorities we will create sustainable shareholder value. For customers, the prize is a bank that feels effortless, with connected, intelligent and personalised services available whenever and however they choose.

Looking ahead
Our progress and strengthened position are thanks to the hard work and dedication of our colleagues across the UK and internationally.

While we have momentum across NatWest Group, there is no room for complacency. Banking moves quickly, and customer expectations move faster still.

We've built the foundations and capabilities to both anticipate change and respond at pace. All this is done in service of our customers, deepening trust and relationships. We can further accelerate our growth potential using the full strength of NatWest Group - using the expertise and connections across our three businesses to build even stronger customer relationships, deliver sustainable returns and make a meaningful contribution to the UK economy.

Outlook(1)

Based on our current macroeconomic assumptions,

In 2026(2) we expect:
●
Total income excluding notable items in the range of £17.2-17.6 billion.
●
Operating expenses, excluding litigation and conduct costs, around £8.2 billion.
●
Loan impairment rate below 25 basis points.
●
Return on Tangible Equity greater than 17%.
●
Capital generation pre-distributions around 200 basis points.

In 2028 we expect:
●
Customer assets and liabilities(3) to grow at a compound annual rate of greater than 4% from the end 2025 to end 2028.
●
Cost:income ratio, excluding litigation and conduct costs, below 45%.
●
Return on Tangible Equity greater than 18%.
●
Capital generation pre-distributions of greater than 200 basis points.

Capital:
●
We now target a CET1 ratio of around 13.0%.
●
We continue to expect to pay ordinary dividends of around 50% of attributable profit and will consider buybacks as appropriate.
●
We expect Basel 3.1 to increase RWAs by around £10 billion on 1 January 2027.

(1)   The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section in the 2025 Annual Report and Accounts and Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.
(2)   Excludes the impact of the Evelyn Partners acquisition.
(3)   Customer assets and liabilities (CAL) includes customer deposits, gross loans to customers and AUMA across three businesses Retail Banking, Private Banking & Wealth Management, and Commercial & Institutional. Investment cash is deducted as it is reported within customer deposits and AUMA.

Business performance summary

	Year ended			Quarter ended
	31 December	31 December		31 December	30 September		31 December
	2025	2024		2025	2025		2024
Summary consolidated income statement	£m	£m	Variance	£m	£m	Variance	£m	Variance
Net interest income	12,829	11,275	13.8%	3,441	3,268	5.3%	2,968	15.9%
Non-interest income	3,812	3,428	11.2%	883	1,064	(17.0%)	857	3.0%
Total income	16,641	14,703	13.2%	4,324	4,332	(0.2%)	3,825	13.0%
Litigation and conduct costs	(167)	(295)	(43.4%)	(37)	(12)	nm	(153)	(75.8%)
Other operating expenses	(8,095)	(7,854)	3.1%	(2,211)	(1,984)	11.4%	(2,114)	4.6%
Operating expenses	(8,262)	(8,149)	1.4%	(2,248)	(1,996)	12.6%	(2,267)	(0.8%)
Profit before impairment losses	8,379	6,554	27.8%	2,076	2,336	(11.1%)	1,558	33.2%
Impairment losses	(671)	(359)	86.9%	(136)	(153)	(11.1%)	(66)	106.1%
Operating profit before tax	7,708	6,195	24.4%	1,940	2,183	(11.1%)	1,492	30.0%
Tax charge	(1,874)	(1,465)	27.9%	(462)	(502)	(8.0%)	(233)	98.3%
Profit from continuing operations	5,834	4,730	23.3%	1,478	1,681	(12.1%)	1,259	17.4%
Profit from discontinued operations, net of tax	-	81	(100.0%)	-	-	-	69	(100.0%)
Profit for the period	5,834	4,811	21.3%	1,478	1,681	(12.1%)	1,328	11.3%

Performance key metrics and ratios
Notable items within total income (1)	£241m	£55m	nm	£52m	£166m	(68.7%)	(£47m)	nm
Total income excluding notable items (1)	£16,400m	£14,648m	12.0%	£4,272m	£4,166m	2.5%	£3,872m	10.3%
Net interest margin (1)	2.34%	2.13%	21bps	2.45%	2.37%	8bps	2.19%	26bps
Average interest earning assets (1)	£547bn	£529bn	3.4%	£557bn	£548bn	1.6%	£539bn	3.3%
Cost:income ratio (excl. litigation and conduct) (1)	48.6%	53.4%	(4.8%)	51.1%	45.8%	5.3%	55.3%	(4.2%)
Loan impairment rate (1)	16bps	9bps	7bps	13bps	15bps	(2bps)	7bps	6bps
Profit attributable to ordinary shareholders	£5,479m	£4,519m	21.2%	£1,393m	£1,598m	(12.8%)	£1,248m	11.6%
Total earnings per share attributable to ordinary shareholders - basic	68.0p	53.5p	14.5p	17.4p	19.8p	(2.4p)	15.3p	2.1p
Return on Tangible Equity (RoTE) (1)	19.2%	17.5%	1.7%	18.3%	22.3%	(4.0%)	19.0%	(0.7%)
Climate and transition finance (2)	£19,026m	na	na	£11,451m	£7,569m	51.3%	na	na

nm = not meaningful, na = not applicable.

For the footnotes to this table refer to the following page.

Business performance summary continued

	As at
	31 December	30 September		31 December
	2025	2025		2024
Balance sheet	£bn	£bn	Variance	£bn	Variance
Total assets	714.6	725.6	(1.5%)	708.0	0.9%
Loans to customers - amortised cost	418.9	415.3	0.9%	400.3	4.6%
Loans to customers excluding central items (1,3)	389.2	384.5	1.2%	368.5	5.6%
Loans to customers and banks - amortised cost and FVOCI	429.9	427.3	0.6%	410.2	4.8%
Total impairment provisions (4)	3.6	3.7	(2.7%)	3.4	5.9%
Expected credit loss (ECL) coverage ratio	0.83%	0.87%	(4bps)	0.83%	-
Assets under management and administration (AUMA) (1)	58.5	56.0	4.5%	48.9	19.6%
Customer deposits	443.0	435.5	1.7%	433.5	2.2%
Customer deposits excluding central items (1,3)	441.7	434.7	1.6%	431.3	2.4%
Customer assets and liabilities (CAL) (1)	891.7	877.6	1.6%	850.9	4.8%
Liquidity and funding
Average Liquidity Coverage Ratio (LCR) (5)	147%	148%	(1%)	151%	(4%)
Liquidity portfolio	238	239	(0.4%)	222	7.2%
Average Net Stable Funding Ratio (NSFR) (5)	135%	135%	-	137%	(2%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	88%	88%	-	85%	3%
Total wholesale funding	88	93	(5.4%)	86	2.3%
Short-term wholesale funding	28	37	(24.3%)	33	(15.2%)
Capital and leverage
Common Equity Tier 1 (CET1) ratio (6)	14.0%	14.2%	(20bps)	13.6%	40bps
Total capital ratio (5)	19.3%	20.2%	(90bps)	19.7%	(40bps)
Pro forma CET1 ratio (excl. foreseeable items) (7)	15.4%	15.1%	30bps	14.3%	110bps
Risk-weighted assets (RWAs)	193.3	189.1	2.2%	183.2	5.5%
UK leverage ratio	4.8%	5.0%	(0.2%)	5.0%	(0.2%)
Tangible net asset value (TNAV) per ordinary share (1,8)	384p	362p	22p	329p	55p
Number of ordinary shares in issue (millions) (8)	7,995	8,031	(0.4%)	8,043	(0.6%)

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)     Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities. For further details refer to the NatWest Group plc 2025 Climate Transition Plan Report.
(3)     Central items includes treasury repo activity.
(4)     Includes £0.1 billion relating to off-balance sheet exposures (30 September 2025 - £0.1 billion; 31 December 2024 - £0.1 billion).
(5)     Reported on an average basis in line with supervisory guidelines. The LCR is calculated as the average of the preceding 12 months. The NSFR is calculated as the average of the preceding four quarters.
(6)     Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7)     The pro forma CET1 ratio at 31 December 2025 excludes foreseeable items of £2,758 million: £1,837 million for ordinary dividends and £921 million foreseeable charges (30 September 2025 excludes foreseeable items of £1,721 million: £1,275 million for ordinary dividends and £446 million foreseeable charges; 31 December 2024 excludes foreseeable items of £1,249 million for ordinary dividends).
(8)     The number of ordinary shares in issue excludes own shares held.

Chief Financial Officer's review

We delivered a strong performance in 2025 with total income excluding notable items of £16.4 billion exceeding our strengthened Q3 2025 guidance. We remained focussed on cost discipline, achieving our cost target of around £8.1 billion with further progress made on simplification, resulting in a cost:income ratio (excl. litigation and conduct) of 48.6% for 2025 compared with 53.4% in the prior year. As a result, we achieved a RoTE of 19.2%.

The balance sheet has continued to grow over 2025, with lending growth of £20.7 billion excluding central items and growth of £10.4 billion in customer deposits excluding central items. Our liquidity position remains robust with an average LCR of 147%.

Our CET1 ratio for 2025 was 14.0% as we actively managed the balance sheet, delivering RWA management actions of £10.9 billion over the year which created continued capacity for growth. RWAs ended the year within our guided range at £193.3 billion. A final dividend of 23.0 pence per share is proposed, bringing the total for the year to 32.5 pence, up 51% compared to 2024, and we intend to commence a share buyback programme of £750 million in the first half of 2026, taking total distributions deducted from capital in the year to £4.1 billion.

Strong 2025 financial performance across growth and simplification
We are growing in ways that build and strengthen customer relationships and improve the sustainability of our earnings
●
Total income of £16.6 billion increased by 13.2% compared with 2024. Total income excluding notable items was £1.8 billion higher than 2024 reflecting deposit margin expansion, as a result of higher customer balances and strong hedge income, increased customer lending, strong AUMA growth and an increase in FX trading revenue. Full year 2025 net interest margin (NIM) increased by 21 basis points in the year to 2.34% and Q4 2025 NIM of 2.45% was 8 basis points higher in the quarter. We would expect total structural hedge income to increase by around £1.5 billion in 2026 compared with 2025 and by a further £1 billion in 2027.(1)

●
 We continued to support our customers as net loans to customers excluding central items increased by £20.7 billion in the year. Retail Banking mortgage balances increased by £5.1 billion and Commercial & Institutional balances were up by £12.3 billion due to growth in Corporate & Institutions and Commercial Mid-market. In the quarter, net loans to customers excluding central items increased by £4.7 billion principally driven by growth in Corporate & Institutions and broad-based growth across Commercial Mid-market.

●
Customer deposits excluding central items increased £10.4 billion during 2025 to £441.7 billion primarily reflecting £7.8 billion growth in Retail Banking, across Savings and Current accounts, and Commercial & Institutional increased by £2.3 billion largely due to higher balances within Corporate & Institutions and Business Banking. Customer deposits excluding central items increased £7.0 billion in Q4 2025 primarily due to growth in savings balances across Retail Banking and Private Banking & Wealth Management. Total business term balances increased to 17% in Q4 2025 compared to 16% of the book at the end of 2024.

●
AUMA of £58.5 billion increased by £9.6 billion in 2025, reflecting AUM net flows of £3.1 billion, AUA net flows of £0.9 billion, Cushon net flows of £0.6 billion and positive market movements of £5.0 billion.

We continued to make good progress on becoming a simpler, more agile and technology driven bank by delivering efficiencies from our investment programmes, digitising more to deliver faster, simpler, and safer customer journeys and accelerating AI and data transformation

●
Total operating expenses were £113 million higher than 2024. Other operating expenses were £241 million, or 3.1%, higher and in line with our guidance, which included c.£0.1 billion for integration costs following the acquisition of balances from Sainsbury's Bank. In the year we recognised higher costs of transformation, investment in our people resulted in increased reward through pay and bonus while we also combatted other inflationary pressures. Partially offsetting this we have continued to drive underlying cost savings (delivered through branch transformation and digitisation), further cost reductions as a result of the phased withdrawal from the Republic of Ireland, lower restructuring costs and reduced Bank levies. In the quarter, a £227 million increase, compared with Q3 2025, largely reflects higher property exit costs, other seasonal costs and the annual Bank levy.

We continue to proactively manage risk
●
A net impairment charge of £671 million, or 16 basis points of gross customer loans, included a charge on the acquisition of balances from Sainsbury's Bank, higher Stage 3 charges and lower good book releases than the prior year.

●
Compared with 2024, our ECL provision increased £0.2 billion to £3.6 billion and our ECL coverage ratio remained stable at 0.83%. We retain post model adjustments of £296 million and remain comfortable with the strong credit performance of our diversified prime loan book.

(1)    The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section in the 2025 Annual Report and Accounts and Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Chief Financial Officer's review continued

Active balance sheet management supporting robust liquidity levels
●
RWAs increased by £10.1 billion during 2025 to £193.3 billion principally reflecting franchise lending growth of £10.9 billion, operational risk of £3.8 billion, including an acceleration of c.£1.6 billion from Q1 2026 to align with market practice, £1.3 billion in relation to the balances acquired from Sainsbury's Bank and an increase of £7.3 billion relating to CRD IV models partially offset by a further £10.9 billion benefit from RWA management actions as we continued to actively manage our balance sheet and create capacity for lending growth.

●
The average LCR of 147%, representing £50.5 billion headroom above 100% minimum requirement, decreased by 4 percentage points during the year, primarily driven by increased lending partially offset by deposit growth. Our primary liquidity decreased by £3.8 billion to £157.3 billion, of which £81.1 billion, or 52% was cash and balances at central banks. Total wholesale funding increased by £2.7 billion in the year to £88.3 billion.

Shareholder return supported strong capital generation
●
An attributable profit of £5,479 million, with 27% growth in our earnings per share to 68.0 pence and RoTE of 19.2%. Q4 2025 RoTE was 18.3%.

●
The CET1 ratio of 14.0% increased c.40 basis points in 2025 and included capital generation pre-distributions of 252 basis points, comprising c.300 basis points of profit and c.40 basis points of other capital movements partially offset by the increase in RWAs, c.90 basis points. In Q4 2025 CET1 reduced by c.20 basis points as capital generation of 52 basis points was more than offset by the proposed share buybacks, c.40 basis points, and ordinary dividend accrual, c.30 basis points.

●
TNAV per share increased by 22 pence in the quarter to 384 pence primarily reflecting the attributable profit for the period.

Business performance summary

Retail Banking

	Year ended		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Total income	6,495	5,650	1,699	1,662	1,501
Operating expenses	(2,937)	(2,937)	(799)	(715)	(808)
of which: Other operating expenses	(2,922)	(2,827)	(799)	(712)	(714)
Impairment losses	(437)	(282)	(114)	(97)	(16)
Operating profit	3,121	2,431	786	850	677

Return on equity (1)	24.7%	19.9%	24.6%	26.4%	21.4%
Net interest margin (1)	2.63%	2.36%	2.70%	2.64%	2.47%
Cost:income ratio (excl. litigation
and conduct) (1)	45.0%	50.0%	47.0%	42.8%	47.6%
Loan impairment rate (1)	20bps	13bps	21bps	18bps	3bps

			£bn	£bn	£bn
Net loans to customers (amortised cost)			216.1	216.0	208.4
Customer deposits			202.6	195.8	194.8
Customer assets and liabilities (CAL) (1)			420.5	413.7	404.9
RWAs			68.5	69.1	65.5

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)    Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

In 2025, Retail Banking delivered an operating profit of £3.1 billion and a return on equity of 24.7%, with positive income and net interest margin momentum. We support 19 million customers, including 2.4 million youth customers, along with 529,000 customers within our Premier segment where we have an NPS of 44. We helped more customers achieve their home ownership goals with around 30% of 2025 gross mortgage lending supporting first-time buyers and around £300 million of lending through our Family-Backed Mortgage proposition. We continue to simplify the business and improve customer and colleague experiences. New AI capabilities enabled quicker responses to customer complaints, saving around 90,000 hours per annum through automated summarisation and AI-generated complaint responses.

Retail Banking provided £2.6 billion of climate and transition finance(2) in 2025 from lending on properties with an EPC rating of A or B.

Full year 2025 performance
Total income was £845 million, or 15.0%, higher than 2024 reflecting strong deposit growth and margin expansion as a result of increased hedge income, lending growth and the impact of balances acquired from Sainsbury's Bank.

●     Net interest margin was 27 basis points higher than 2024 largely reflecting the factors noted above.

●     Non-interest income of £431 million was £14 million, or 3.4%, higher than 2024 including the impact of balances acquired from Sainsbury's Bank.

●     Other operating expenses were £95 million, or 3.4%, higher than 2024 reflecting costs associated with balances acquired from Sainsbury's Bank, partially offset by a 4.2% reduction in headcount.

●     An impairment charge of £437 million, compared with a £282 million charge in 2024, largely driven by charges associated with balances acquired from Sainsbury's Bank along with increased charges driven by growth in our unsecured book. The rate of Stage 3 default flow remains broadly stable.

●     Net loans to customers increased by £7.7 billion, or 3.7%, in 2025 driven by £5.1 billion, or 2.6%, higher mortgage balances. Cards balances increased by £1.4 billion, or 20.0%, and personal advances increased by £1.3 billion, or 16.0%, supported by balances acquired from Sainsbury's Bank.

●     Customer deposits increased by £7.8 billion, or 4.0%, in 2025 reflecting growth in savings and current account balances, supported by balances acquired from Sainsbury's Bank.

●     RWAs increased by £3.0 billion, or 4.6%, in 2025 primarily due to book movements including the impact of unsecured balances acquired from Sainsbury's Bank.

Q4 2025 performance
●     Total income was £37 million, or 2.2%, higher than Q3 2025 largely reflecting deposit margin expansion as a result of increased hedge income.

●     Net interest margin was 6 basis points higher than Q3 2025 largely reflecting the factors noted above.

●     Other operating expenses were £87 million, or 12.2%, higher than Q3 2025 reflecting the inclusion of the annual Bank Levy, higher property exit costs and higher investment spend, partially offset by a 0.9% reduction in headcount.

●     An impairment charge of £114 million, compared with a £97 million charge in Q3 2025, largely reflecting the non-repeat of Q3 2025 credit card good book model release. Stage 3 default driven charge remains broadly stable in line with portfolio growth and the modest ECL uplift from the Q4 2025 MES economic scenario update was more than offset by mortgage securitisation benefit.

●     Net loans to customers increased £0.1 billion in the quarter. Mortgage balances are flat in the quarter driven by underlying balance growth of £2.1 billion, offset by a mortgage securitisation impact of £2.1 billion.

●     Customer deposits increased by £6.8 billion, or 3.5%, in the quarter reflecting £6.4 billion higher savings balances and £0.4 billion higher current account balances.

●     RWAs decreased by £0.6 billion, or 0.9%, in the quarter due to RWA management activity including mortgage securitisation impact offset by operational risk increases and book movements.

Business performance summary continued

Private Banking & Wealth Management

	Year ended		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Total income	1,131	969	308	284	272
of which: AUMA income (1)	300	270	81	75	72
Operating expenses	(727)	(716)	(195)	(173)	(194)
of which: Other operating expenses	(725)	(713)	(195)	(172)	(192)
Impairment (losses)/releases	(10)	11	(6)	(3)	(3)
Operating profit	394	264	107	108	75

Return on equity (1)	21.7%	14.2%	23.6%	23.4%	16.3%
Net interest margin (1)	2.63%	2.40%	2.72%	2.66%	2.72%
Cost:income ratio (excl. litigation
and conduct) (1)	64.1%	73.6%	63.3%	60.6%	70.6%
Loan impairment rate (1)	5bps	(6bps)	13bps	6bps	7bps
AUMA net flows (£bn) (1)	4.6	3.2	1.3	1.2	1.0

			£bn	£bn	£bn
Net loans to customers (amortised cost)			18.9	18.8	18.2
Customer deposits			42.7	40.6	42.4
Assets under management (AUM) (1)			43.7	41.9	37.0
Assets under administration (AUA) (1)			14.8	14.1	11.9
Total assets under management and administration (AUMA) (1)			58.5	56.0	48.9
Customer assets and liabilities (CAL) (1,2)			119.0	114.3	108.5
RWAs			11.4	11.4	11.0

(1)     Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)     CAL refers to customer deposits, gross loans to customers - amortised cost and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.
(3)     Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

In 2025, Private Banking & Wealth Management delivered an operating profit of £394 million and return on equity of 21.7%. As part of our strategy to deepen focus on high net worth and ultra-high net worth segments, we refreshed our visual identity and enhanced our investment insight, including a new Coutts website which delivers a faster and more responsive experience. AI tooling has reduced call summarisation time by more than 70% and we have continued to see strong customer engagement across our propositions, resulting in an increase in CAL of 9.7% in the year with growth in deposits, lending and AUMA.

Private Banking provided £0.2 billion of climate and transition finance(3) in 2025, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

Full year 2025 performance
●     Total income was £162 million, or 16.7%, higher than 2024 primarily reflecting deposit margin expansion as a result of strong hedge income, balance growth across deposits and AUMA, and higher transactional fees including some non-repeatable adjustments.

●     Net interest margin was 23 basis points higher than 2024 largely reflecting the factors noted above.

●     Non-interest income of £374 million was £50 million, or 15.4%, higher than 2024 principally due to higher AUMA balances and higher transactional fees including some non-repeatable adjustments.

●     Other operating expenses were £12 million, or 1.7%, higher reflecting continuing investment in the business and higher pay awards to support our colleagues, partly offset by lower severance costs.

●     An impairment charge of £10 million, compared with an £11 million release in 2024, largely reflecting the non-repeat of 2024 good book releases, and an increase in Stage 3 charges relating to existing exposures.

●     Net loans to customers increased £0.7 billion, or 3.8%, in 2025 largely driven by higher personal lending balances and higher commercial lending balances.

●     Customer deposits increased by £0.3 billion, or 0.7%, in 2025 reflecting growth in current account and savings balances, with progress driven by both deeper engagement with existing customers and new customer acquisition

●     AUMA of £58.5 billion increased by £9.6 billion in 2025, reflecting AUM net flows of £3.1 billion, AUA net flows of £0.9 billion, Cushon net flows of £0.6 billion and positive market movements of £5.0 billion. AUM net flows as a percentage of opening balances are 8.4%

Q4 2025 performance
●     Total income was £24 million, or 8.5%, higher than Q3 2025 primarily reflecting deposit margin expansion as a result of strong hedge income, balance growth across deposits and AUMA, and some non-repeatable adjustments in transactional fees.

●     Net interest margin was 6 basis points higher than Q3 2025 largely reflecting deposit margin expansion.

●     Other operating expenses were £23 million, or 13.4%, higher than Q3 2025 reflecting the inclusion of the annual Bank Levy.

●     An impairment charge of £6 million, compared with a £3 million charge in Q3 2025, reflecting an increase in Stage 3 charges relating to existing exposures. New charges on inflows to default remain low.

●     Net loans to customers increased by £0.1 billion, or 0.5%, in Q4 2025 driven by higher personal lending balances.

●     Customer deposits increased by £2.1 billion, or 5.2%, in Q4 2025 reflecting growth in savings and current account balances, supported by new customer acquisition

●     AUMA increased £2.5 billion in Q4 2025 driven by AUM net flows of £0.9 billion, AUA net flows of £0.3 billion, Cushon net flows of £0.2 billion, and positive market movements of £1.1 billion. AUM net flows as a percentage of opening balances are 8.6% on an annualised basis.

Business performance summary continued

Commercial & Institutional

	Year ended		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Net interest income	6,149	5,339	1,644	1,550	1,404
Non-interest income	2,660	2,618	668	658	682
Total income	8,809	7,957	2,312	2,208	2,086

Operating expenses	(4,520)	(4,274)	(1,254)	(1,115)	(1,179)
of which: Other operating expenses	(4,347)	(4,118)	(1,225)	(1,060)	(1,134)
Impairment losses	(225)	(98)	(19)	(52)	(46)
Operating profit	4,064	3,585	1,039	1,041	861
Return on equity (1)	19.1%	17.2%	19.4%	19.7%	16.6%
Net interest margin (1)	2.37%	2.16%	2.45%	2.36%	2.21%
Cost:income ratio (excl. litigation
and conduct) (1)	49.3%	51.8%	53.0%	48.0%	54.4%
Loan impairment rate (1)	14bps	7bps	5bps	14bps	13bps

			£bn	£bn	£bn
Net loans to customers
(amortised cost)			154.2	149.7	141.9
Customer deposits (2)			196.4	198.3	194.1
Funded assets (1)			331.4	348.2	321.6
Customer assets and liabilities (CAL) (1)			352.2	349.6	337.5
RWAs			111.9	107.0	104.7

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)     Client transfers from Commercial Mid-market to Corporate & Institutions in Q1 2025 of £4.9 billion. Balance at the end of 31 December 2025 was £2.7 billion (31 December 2024 - £3.3 billion).
(3)     Social finance represents only a relatively small proportion of our overall financing activities.
(4)     Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

During 2025, Commercial & Institutional continued to support customers with an increase in lending of 8.7% and delivered a strong performance in income and operating profit supporting a return on equity of 19.1%, an increase from 17.2% in 2024. We worked with our customers to unlock growth for key structural and policy priorities in the UK, particularly social housing and infrastructure investment. In 2025, we committed over £4.6 billion of lending into the UK social housing sector, surpassing our upgraded target of £7.5 billion by the end of 2026, with total commitments of £8.7 billion.(3) We prioritised the use of generative AI through AI-driven transcription and summarisation of complaints and complex business banking calls, increasing our relationship managers' capacity to focus on personalised AI-guided interactions.

Commercial & Institutional provided £16.2 billion of climate and transition finance(4) in 2025 to support customers investing in the transition to net zero.

Full year 2025 performance

●     Total income was £852 million, or 10.7%, higher than 2024 principally reflecting deposit margin expansion as a result of higher customer balances and strong hedge income, increased FX trading revenues and lending growth across Corporate & Institutions and Commercial Mid-market.
●     Net interest margin was 21 basis points higher than 2024 largely reflecting deposit margin expansion.
●     Non-interest income was £42 million, or 1.6%, higher than 2024 principally driven by customer activity in markets trading and a dividend received on restructuring of a strategic investment in Corporate & Institutions.
●     Other operating expenses were £229 million, or 5.6%, higher than 2024 reflecting the impact of inflationary increases in staff costs and continued business investment spend, partially offset by a 3.9 % reduction in headcount.
●     An impairment charge of £225 million in 2025, compared with a £98 million charge in 2024, reflecting lower good book releases. Stage 3 charge remains broadly stable.
●     Net loans to customers increased by £12.3 billion, or 8.7%, in 2025 principally due to growth in Corporate & Institutions and Commercial Mid-market, partly offset by UK Government scheme repayments of £1.6 billion.
●     Customer deposits increased by £2.3 billion, or 1.2%, in 2025 reflecting growth within Corporate & Institutions and Business Banking. Excluding client transfers, deposit balances in all customer groups grew in the year. (2)
●     RWAs increased by £7.2 billion, or 6.9%, compared with 2024 primarily due to CRD IV, other regulatory increases and increased operational risk, with book growth offset by continued RWA management activity.

Q4 2025 performance

●     Total income was £104 million, or 4.7%, higher than Q3 2025 principally reflecting deposit margin expansion from hedge income and a dividend received on restructuring of a strategic investment in Corporate & Institutions.
●     Net interest margin was 9 basis points higher than Q3 2025 largely reflecting deposit structural hedge benefits.
●     Other operating expenses were £165 million, or 15.6%, higher than Q3 2025 reflecting the annual Bank Levy and continued business investment spend.
●     An impairment charge of £19 million in Q4 2025 compared with a £52 million charge in Q3 2025 reflecting lower Stage 3 charges.
●     Net loans to customers increased by £4.5 billion, or 3.0%, in Q4 2025 principally due to broad based growth particularly within Housing and Asset Finance sectors in Commercial Mid-market and from Funds lending, Infrastructure and Project Finance growth within Corporate & Institutions, partly offset by UK Government scheme repayments of £0.3 billion.
●     Customer deposits decreased by £1.9 billion, or 1.0%, in Q4 2025 reflecting expected lower balances in Corporate & Institutions and lower balances in Commercial Mid-market, partly offset by higher Business Banking balances.
●     RWAs increased by £4.9 billion, or 4.6%, compared with Q3 2025 primarily due to an increase for CRD IV models, operational risk increases and book movements, partly offset by continued RWA management activity.

Business performance summary continued

Central items & other

	Year ended		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Total income	206	127	5	178	(34)
Operating expenses	(78)	(222)	-	7	(86)
of which: Other operating
expenses	(101)	(196)	8	(40)	(74)
Impairment releases/(losses)	1	10	3	(1)	(1)
Operating profit/(loss)	129	(85)	8	184	(121)

			£bn	£bn	£bn
Net loans to customers
(amortised cost)			29.7	30.8	31.8
Customer deposits			1.3	0.8	2.2
RWAs			1.5	1.6	2.0

Full year 2025 performance
●     Total income was £79 million higher than 2024 primarily reflecting higher gains on interest and FX risk management derivatives not in accounting hedge relationships, higher Business Growth Fund profits and lower foreign exchange recycling losses.

●     Other operating expenses were £95 million lower than 2024 primarily due to lower costs in relation to our withdrawal from our operations in the Republic of Ireland.

●     Net loans to customers decreased by £2.1 billion in 2025 driven by reverse repo activity in Treasury

●     Customer deposits decreased by £0.9 billion compared with 2024 reflecting repo activity in Treasury.

Q4 2025 performance
●     Total income was £173 million lower than Q3 2025 primarily reflecting lower gains on interest and FX risk management derivatives not in accounting hedge relationships, lower Business Growth Fund profits and a loss on reclassification to disposal groups.

●     Other operating expenses were £48 million lower than Q3 2025 primarily due to indirect cost allocation phasing across the year and the non-repeat of Q3 2025 Bank of England levy.

●     Net loans to customers decreased by £1.1 billion in Q4 2025 driven by reverse repo activity in Treasury

●     Customer deposits increased by £0.5 billion in Q4 2025 reflecting repo activity in Treasury.

Segment performance

	Year ended 31 December 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	6,064	757	6,149	(141)	12,829
Own credit adjustments	-	-	1	-	1
Other non-interest income	431	374	2,659	347	3,811
Total income	6,495	1,131	8,809	206	16,641
Direct expenses	(835)	(250)	(1,633)	(5,377)	(8,095)
Indirect expenses	(2,087)	(475)	(2,714)	5,276	-
Other operating expenses	(2,922)	(725)	(4,347)	(101)	(8,095)
Litigation and conduct costs	(15)	(2)	(173)	23	(167)
Operating expenses	(2,937)	(727)	(4,520)	(78)	(8,262)
Operating profit before impairment losses/releases	3,558	404	4,289	128	8,379
Impairment (losses)/releases	(437)	(10)	(225)	1	(671)
Operating profit	3,121	394	4,064	129	7,708

Income excluding notable items (1)	6,495	1,131	8,757	17	16,400

Additional information
Return on Tangible Equity (1)	na	na	na	na	19.2%
Return on equity (1)	24.7%	21.7%	19.1%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	64.1%	49.3%	nm	48.6%
Total assets (£bn)	240.3	30.5	391.9	51.9	714.6
Funded assets (£bn) (1)	240.3	30.5	331.4	51.6	653.8
Net loans to customers - amortised cost (£bn)	216.1	18.9	154.2	29.7	418.9
Loan impairment rate (1)	20bps	5bps	14bps	nm	16bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(1.0)	-	(2.2)
Customer deposits (£bn)	202.6	42.7	196.4	1.3	443.0
Risk-weighted assets (RWAs) (£bn)	68.5	11.4	111.9	1.5	193.3
RWA equivalent (RWAe) (£bn)	69.7	11.4	112.9	1.7	195.7
Customer assets and liabilities (CAL) (£bn) (1)	420.5	119.0	352.2	na	891.7
Employee numbers (FTEs - thousands)	11.5	2.1	12.3	32.8	58.7
Third party customer asset rate (1)	4.36%	4.72%	5.94%	nm	nm
Third party customer funding rate (1)	(1.74%)	(2.68%)	(1.55%)	nm	nm
Average interest earning assets (£bn) (1)	230.9	28.8	259.4	na	547.4
Net interest margin (1)	2.63%	2.63%	2.37%	na	2.34%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Year ended 31 December 2024
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	5,233	645	5,339	58	11,275
Own credit adjustments	-	-	(9)	-	(9)
Other non-interest income	417	324	2,627	69	3,437
Total income	5,650	969	7,957	127	14,703
Direct expenses	(777)	(255)	(1,537)	(5,285)	(7,854)
Indirect expenses	(2,050)	(458)	(2,581)	5,089	-
Other operating expenses	(2,827)	(713)	(4,118)	(196)	(7,854)
Litigation and conduct costs	(110)	(3)	(156)	(26)	(295)
Operating expenses	(2,937)	(716)	(4,274)	(222)	(8,149)
Operating profit/(loss) before impairment losses/releases	2,713	253	3,683	(95)	6,554
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/(loss)	2,431	264	3,585	(85)	6,195

Income excluding notable items (1)	5,650	969	7,966	63	14,648

Additional information
Return on Tangible Equity (1)	na	na	na	na	17.5%
Return on equity (1)	19.9%	14.2%	17.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.0%	73.6%	51.8%	nm	53.4%
Total assets (£bn)	232.8	28.6	398.7	47.9	708.0
Funded assets (£bn) (1)	232.8	28.6	321.6	46.6	629.6
Net loans to customers - amortised cost (£bn)	208.4	18.2	141.9	31.8	400.3
Loan impairment rate (1)	13bps	(6bps)	7bps	nm	9bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.5)	-	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	194.8	42.4	194.1	2.2	433.5
Risk-weighted assets (RWAs) (£bn)	65.5	11.0	104.7	2.0	183.2
RWA equivalent (RWAe) (£bn)	66.5	11.0	105.9	2.5	185.9
Customer assets and liabilities (CAL) (£bn) (1)	404.9	108.5	337.5	na	850.9
Employee numbers (FTEs - thousands)	12.0	2.1	12.8	32.3	59.2
Third party customer asset rate (1)	4.02%	5.05%	6.64%	nm	nm
Third party customer funding rate (1)	(2.05%)	(3.13%)	(1.90%)	nm	nm
Average interest earning assets (£bn) (1)	222.0	26.9	246.8	na	529.3
Net interest margin (1)	2.36%	2.40%	2.16%	na	2.13%

nm = not meaningful, na = not applicable.

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 31 December 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,593	202	1,644	2	3,441
Own credit adjustments	-	-	(2)	-	(2)
Other non-interest income	106	106	670	3	885
Total income	1,699	308	2,312	5	4,324
Direct expenses	(231)	(67)	(441)	(1,472)	(2,211)
Indirect expenses	(568)	(128)	(784)	1,480	-
Other operating expenses	(799)	(195)	(1,225)	8	(2,211)
Litigation and conduct costs	-	-	(29)	(8)	(37)
Operating expenses	(799)	(195)	(1,254)	-	(2,248)
Operating profit before impairment losses/releases	900	113	1,058	5	2,076
Impairment (losses)/releases	(114)	(6)	(19)	3	(136)
Operating profit	786	107	1,039	8	1,940

Income excluding notable items (1)	1,699	308	2,263	2	4,272

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.3%
Return on equity (1)	24.6%	23.6%	19.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	47.0%	63.3%	53.0%	nm	51.1%
Total assets (£bn)	240.3	30.5	391.9	51.9	714.6
Funded assets (£bn) (1)	240.3	30.5	331.4	51.6	653.8
Net loans to customers - amortised cost (£bn)	216.1	18.9	154.2	29.7	418.9
Loan impairment rate (1)	21bps	13bps	5bps	nm	13bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(1.0)	-	(2.2)
Customer deposits (£bn)	202.6	42.7	196.4	1.3	443.0
Risk-weighted assets (RWAs) (£bn)	68.5	11.4	111.9	1.5	193.3
RWA equivalent (RWAe) (£bn)	69.7	11.4	112.9	1.7	195.7
Customer assets and liabilities (CAL) (£bn) (1)	420.5	119.0	352.2	na	891.7
Employee numbers (FTEs - thousands)	11.5	2.1	12.3	32.8	58.7
Third party customer asset rate (1)	4.42%	4.66%	5.69%	nm	nm
Third party customer funding rate (1)	(1.63%)	(2.47%)	(1.41%)	nm	nm
Average interest earning assets (£bn) (1)	234.1	29.5	266.4	na	557.2
Net interest margin (1)	2.70%	2.72%	2.45%	na	2.45%

nm = not meaningful, na = not applicable.

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 30 September 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,549	192	1,550	(23)	3,268
Own credit adjustments	-	-	-	-	-
Other non-interest income	113	92	658	201	1,064
Total income	1,662	284	2,208	178	4,332
Direct expenses	(208)	(61)	(410)	(1,305)	(1,984)
Indirect expenses	(504)	(111)	(650)	1,265	-
Other operating expenses	(712)	(172)	(1,060)	(40)	(1,984)
Litigation and conduct costs	(3)	(1)	(55)	47	(12)
Operating expenses	(715)	(173)	(1,115)	7	(1,996)
Operating profit before impairment losses	947	111	1,093	185	2,336
Impairment losses	(97)	(3)	(52)	(1)	(153)
Operating profit	850	108	1,041	184	2,183

Income excluding notable items (1)	1,662	284	2,208	12	4,166

Additional information
Return on Tangible Equity (1)	na	na	na	na	22.3%
Return on equity (1)	26.4%	23.4%	19.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.8%	60.6%	48.0%	nm	45.8%
Total assets (£bn)	240.6	29.1	408.9	47.0	725.6
Funded assets (£bn) (1)	240.6	29.1	348.2	46.6	664.5
Net loans to customers - amortised cost (£bn)	216.0	18.8	149.7	30.8	415.3
Loan impairment rate (1)	18bps	6bps	14bps	nm	15bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.2)	-	(1.1)	-	(2.3)
Customer deposits (£bn)	195.8	40.6	198.3	0.8	435.5
Risk-weighted assets (RWAs) (£bn)	69.1	11.4	107.0	1.6	189.1
RWA equivalent (RWAe) (£bn)	69.9	11.4	108.0	1.9	191.2
Customer assets and liabilities (CAL) (£bn) (1)	413.7	114.3	349.6	na	877.6
Employee numbers (FTEs - thousands)	11.6	2.1	12.6	32.8	59.1
Third party customer asset rate (1)	4.40%	4.66%	5.88%	nm	nm
Third party customer funding rate (1)	(1.69%)	(2.61%)	(1.49%)	nm	nm
Average interest earning assets (£bn) (1)	233.0	28.6	260.5	na	548.1
Net interest margin (1)	2.64%	2.66%	2.36%	na	2.37%

nm = not meaningful, na = not applicable.

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 31 December 2024
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,408	190	1,404	(34)	2,968
Own credit adjustments	-	-	(4)	-	(4)
Other non-interest income	93	82	686	-	861
Total income	1,501	272	2,086	(34)	3,825
Direct expenses	(191)	(65)	(417)	(1,441)	(2,114)
Indirect expenses	(523)	(127)	(717)	1,367	-
Other operating expenses	(714)	(192)	(1,134)	(74)	(2,114)
Litigation and conduct costs	(94)	(2)	(45)	(12)	(153)
Operating expenses	(808)	(194)	(1,179)	(86)	(2,267)
Operating profit/(loss) before impairment losses	693	78	907	(120)	1,558
Impairment losses	(16)	(3)	(46)	(1)	(66)
Operating profit/(loss)	677	75	861	(121)	1,492

Income excluding notable items (1)	1,501	272	2,090	9	3,872

Additional information
Return on Tangible Equity (1)	na	na	na	na	19.0%
Return on equity (1)	21.4%	16.3%	16.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	47.6%	70.6%	54.4%	nm	55.3%
Total assets (£bn)	232.8	28.6	398.7	47.9	708.0
Funded assets (£bn) (1)	232.8	28.6	321.6	46.6	629.6
Net loans to customers - amortised cost (£bn)	208.4	18.2	141.9	31.8	400.3
Loan impairment rate (1)	3bps	7bps	13bps	nm	7bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.5)	-	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	194.8	42.4	194.1	2.2	433.5
Risk-weighted assets (RWAs) (£bn)	65.5	11.0	104.7	2.0	183.2
RWA equivalent (RWAe) (£bn)	66.5	11.0	105.9	2.5	185.9
Customer assets and liabilities (CAL) (£bn) (1)	404.9	108.5	337.5	na	850.9
Employee numbers (FTEs - thousands)	12.0	2.1	12.8	32.3	59.2
Third party customer asset rate (1)	4.21%	5.22%	6.36%	nm	nm
Third party customer funding rate (1)	(1.97%)	(3.06%)	(1.83%)	nm	nm
Average interest earning assets (£bn) (1)	226.3	27.8	252.2	na	538.8
Net interest margin (1)	2.47%	2.72%	2.21%	na	2.19%

nm - not meaningful, na - not applicable

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Risk and capital management

Capital, liquidity and funding risk

Capital and leverage ratios

The tables below show key prudential metrics calculated in accordance with current PRA rules.

	31 December	30 September	31 December
	2025	2025	2024
Capital adequacy ratios (1)%		%	%
CET1	14.0	14.2	13.6
Tier 1	16.4	17.2	16.5
Total	19.3	20.2	19.7

Capital	£m	£m	£m
Tangible equity	30,736	29,093	26,482

Expected loss less impairment	(89)	(35)	(27)
Prudential valuation adjustment	(167)	(172)	(230)
Deferred tax assets	(804)	(834)	(1,084)
Own credit adjustments	42	34	28
Pension fund assets	(187)	(163)	(147)
Cash flow hedging reserve	752	886	1,443
Foreseeable ordinary dividends	(1,837)	(1,275)	(1,249)
Adjustment for trust assets (2)	(365)	(365)	(365)
Foreseeable charges (3)	(921)	(446)	-
Adjustments under IFRS 9 transitional arrangements	-	-	33
Other adjustments for regulatory purposes	(94)	46	44
Total regulatory adjustments	(3,670)	(2,324)	(1,554)

CET1 capital	27,066	26,769	24,928

Additional AT1 capital	4,555	5,771	5,259
Tier 1 capital	31,621	32,540	30,187

Tier 2 capital	5,754	5,752	5,918
Total regulatory capital	37,375	38,292	36,105

Risk-weighted assets
Credit risk	155,610	151,945	148,078
Counterparty credit risk	7,609	7,397	7,103
Market risk	4,474	5,825	6,219
Operational risk	25,595	23,959	21,821
Total RWAs	193,288	189,126	183,221

(1)     The IFRS 9 transitional capital rules in respect of ECL provisions ceased to apply as of 1 January 2025. (The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for total capital and £3 million RWAs. Excluding this adjustment at 31 December 2024, the CET1 ratio was 13.6%, Tier 1 capital ratio was 16.5% and the Total capital ratio was 19.7%).
(2)     Prudent deduction in respect of agreement with the pension fund.
(3)     For December 2025, the foreseeable charge relates to share buybacks (£750 million relating to FY 2025, £171 million relating to H1 2025).

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	31 December	30 September	31 December
	2025	2025	2024
Leverage	£m	£m	£m
Cash and balances at central banks	85,182	84,686	92,994
Trading assets	46,537	56,856	48,917
Derivatives	60,789	61,119	78,406
Financial assets	505,609	494,874	469,599
Other assets	16,436	28,100	18,069
Total assets	714,553	725,635	707,985
Derivatives
- netting and variation margin	(58,769)	(58,580)	(76,101)
- potential future exposures	18,155	17,690	16,692
Securities financing transactions gross up	2,593	1,841	2,460
Other off balance sheet items	70,909	63,394	59,498
Regulatory deductions and other adjustments	(9,699)	(18,124)	(11,014)
Claims on central banks	(81,616)	(81,179)	(89,299)
Exclusion of bounce back loans	(1,172)	(1,457)	(2,422)
UK leverage exposure	654,954	649,220	607,799
UK leverage ratio (%) (1)	4.8	5.0	5.0

(1)     The UK leverage exposure and Tier 1 capital are calculated in accordance with current PRA rules. The IFRS 9 transitional capital rules in respect of ECL ceased to apply on 1 January 2025. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio as at 31 December 2024 was 5.0%.

Capital generation pre-distributions

	31 December	31 December
	2025	2024
	£m	£m
CET1	27,066	24,928
CET1 capital pre-distributions (1)	31,171	28,920
RWAs	193,288	183,221
	%	%
CET1 ratio - opening at 1 January	13.61	13.36
CET1 pre-distributions - closing	16.13	15.78
Capital generation pre-distributions (1)	2.52	2.43

(1)     The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions include ordinary dividends paid, foreseeable ordinary dividends and share buybacks.

Risk and capital management continued

Credit risk

Main macroeconomic variables

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the table below.

	2025					2024
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	2.1	1.4	0.5	0.1	1.2	2.0	1.3	0.5	(0.2)	1.1
Unemployment rate	4.3	5.1	5.6	7.0	5.3	3.6	4.3	5.0	6.7	4.6
House price index	5.7	3.3	0.6	(3.8)	2.6	5.8	3.5	0.8	(4.3)	2.7
Commercial real estate price	6.1	2.2	(0.3)	(5.0)	1.9	5.4	1.2	(1.0)	(5.7)	1.1
Consumer price index	2.6	2.4	2.4	1.8	2.3	2.4	2.2	3.5	1.6	2.4
Bank of England base rate	4.0	3.5	2.6	1.4	3.2	4.4	4.0	3.0	1.6	3.6
Stock price index	6.2	4.8	2.8	1.1	4.3	6.3	5.0	3.4	1.1	4.5
World GDP	3.7	3.1	2.5	2.2	3.0	3.8	3.2	2.5	1.6	3.0
Probability weight	22.4	45.0	19.5	13.1		23.2	45.0	19.1	12.7

(1)     The five year summary runs from 2025-29 for 31 December 2025 and from 2024-28 for 31 December 2024.
(2)     The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate, and Q4 to Q4 CAGR for other parameters.

Risk and capital management continued

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private Banking	Commercial
	Mortgages	Other	& Wealth Management	& Institutional	Total
2025	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	14	15
Economic uncertainty	44	42	11	149	246
Other adjustments	-	19	-	16	35
Total	44	61	12	179	296

Of which:
- Stage 1	33	38	4	73	148
- Stage 2	11	20	8	106	145
- Stage 3	-	3	-	-	3

2024
Deferred model calibrations	-	-	1	18	19
Economic uncertainty	90	22	8	179	299
Other adjustments	-	-	-	18	18
Total	90	22	9	215	336

Of which:
- Stage 1	58	9	5	94	166
- Stage 2	26	13	4	119	162
- Stage 3	6	-	-	2	8

Post model adjustments reduced since 31 December 2024, reflecting the removal of COVID-19 post model adjustments combined with updates to parameters.

●     Retail Banking - As at 31 December 2025, the post model adjustment for economic uncertainty decreased to £86 million (2024 - £112 million). This reduction was driven by a revision to the cost of living post model adjustment, standing at £86 million (2024 - £105 million), and was the sole remaining economic uncertainty post model adjustment. This change was based on a review of back-testing. Despite ongoing economic and geopolitical uncertainty, the Retail Banking portfolios demonstrated resilience, supported by a robust risk appetite. The cost of living post model adjustment continued to address the risk in segments of the Retail Banking portfolio that were more susceptible to affordability challenges. It focused on key affordability factors, including over-indebted borrowers, poor credit card affordability status and lower income customers in fuel poverty.

●     A £19 million post model adjustment was recognised as a judgemental measure while additional loss data is accumulated on the recently migrated Sainsbury's Bank lending portfolio.

●     Commercial & Institutional - As at 31 December 2025, the post model adjustment for economic uncertainty decreased to £149 million (2024 - £179 million). The reduction was driven by the retirement of COVID-19 post model adjustments which were associated with government scheme lending (2024 - £29 million). The continued economic uncertainty post model adjustments reflected downgrades to risk profile that were applied to the sectors that were considered most at risk from the current economic and geopolitical headwinds.

●     The remaining £30 million (2024 - £36 million) of post model adjustments were for deferred model calibrations relating to refinance risk and to mitigate the effect of operational timing delays in the identification and flagging of a significant increase in credit risk.

Risk and capital management continued

Credit risk - Banking activities

Segment analysis - portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

						Of which:
						Personal				Non-personal
		Private					Private			Private
		Banking		Central			Banking		Central	Banking		Central
	Retail	& Wealth	Commercial	items		Retail	& Wealth	Commercial	items	& Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	196,325	17,552	138,769	34,005	386,651	196,325	14,140	2,355	84	3,412	136,414	33,921
Stage 2	19,113	1,115	18,289	65	38,582	19,113	337	32	18	778	18,257	47
Stage 3	2,231	348	2,102	2	4,683	2,231	260	44	2	88	2,058	-
Of which: individual	-	276	1,180	-	1,456	-	188	5	-	88	1,175	-
Of which: collective	2,231	72	922	2	3,227	2,231	72	39	2	-	883	-
Total	217,669	19,015	159,160	34,072	429,916	217,669	14,737	2,431	104	4,278	156,729	33,968
ECL provisions (3)
Stage 1	335	13	256	10	614	335	3	1	3	10	255	7
Stage 2	424	13	357	2	796	424	1	-	1	12	357	1
Stage 3	1,075	50	1,048	2	2,175	1,075	24	11	2	26	1,037	-
Of which: individual	-	50	548	-	598	-	24	5	-	26	543	-
Of which: collective	1,075	-	500	2	1,577	1,075	-	6	2	-	494	-
Total	1,834	76	1,661	14	3,585	1,834	28	12	6	48	1,649	8
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.07	0.18	0.03	0.16	0.17	0.02	0.04	3.57	0.29	0.19	0.02
Stage 2 (%)	2.22	1.17	1.95	3.08	2.06	2.22	0.30	-	5.56	1.54	1.96	2.13
Stage 3 (%)	48.18	14.37	49.86	100.00	46.44	48.18	9.23	25.00	100.00	29.55	50.39	-
Total	0.84	0.40	1.04	0.04	0.83	0.84	0.19	0.49	5.77	1.12	1.05	0.02
Impairment releases/losses
ECL (release)/charge (5)	437	10	225	(1)	671	437	5	1	7	5	224	(8)
Stage 1	(67)	(9)	(124)	(4)	(204)	(67)	(1)	(1)	4	(8)	(123)	(8)
Stage 2	295	9	116	1	421	295	2	1	1	7	115	-
Stage 3	209	10	233	2	454	209	4	1	2	6	232	-
Of which: individual	-	10	178	-	188	-	4	-	-	6	178	-
Of which: collective	209	-	55	2	266	209	-	1	2	-	54	-
Total	437	10	225	(1)	671	437	5	1	7	5	224	(8)
Amounts written-off	373	1	205	-	579	373	1	6	-	-	199	-
Of which: individual	-	1	136	-	137	-	1	-	-	-	136	-
Of which: collective	373	-	69	-	442	373	-	6	-	-	63	-

For the notes to this table refer to the following page.

Risk and capital management continued

Credit risk - Banking activities continued

Segment analysis - portfolio summary continued

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking		Central			Banking		Central	Banking		Central
	Retail	& Wealth	Commercial	items		Retail	& Wealth	Commercial	items	& Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,366	17,155	128,988	35,312	363,821	182,366	13,726	2,226	-	3,429	126,762	35,312
Stage 2	24,242	844	15,339	49	40,474	24,242	352	42	-	492	15,297	49
Stage 3	3,268	322	2,340	-	5,930	3,268	251	52	-	71	2,288	-
Of which: individual	-	233	1,052	-	1,285	-	162	5	-	71	1,047	-
Of which: collective	3,268	89	1,288	-	4,645	3,268	89	47	-	-	1,241	-
Total	209,876	18,321	146,667	35,361	410,225	209,876	14,329	2,320	-	3,992	144,347	35,361
ECL provisions (3)
Stage 1	279	16	289	14	598	279	2	3	-	14	286	14
Stage 2	428	12	346	1	787	428	1	-	-	11	346	1
Stage 3	1,063	36	941	-	2,040	1,063	21	15	-	15	926	-
Of which: individual	-	36	415	-	451	-	21	7	-	15	408	-
Of which: collective	1,063	-	526	-	1,589	1,063	-	8	-	-	518	-
Total	1,770	64	1,576	15	3,425	1,770	24	18	-	40	1,558	15
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.09	0.22	0.04	0.16	0.15	0.01	0.13	-	0.41	0.23	0.04
Stage 2 (%)	1.77	1.42	2.26	2.04	1.94	1.77	0.28	-	-	2.24	2.26	2.04
Stage 3 (%)	32.53	11.18	40.21	-	34.40	32.53	8.37	28.85	-	21.13	40.47	-
Total	0.84	0.35	1.07	0.04	0.83	0.84	0.17	0.78	-	1.00	1.08	0.04
Impairment releases/losses
ECL (release)/charge (5)	282	(11)	98	(10)	359	282	1	1	-	(12)	97	(10)
Stage 1	(208)	(11)	(205)	(14)	(438)	(208)	(2)	(1)	-	(9)	(204)	(14)
Stage 2	278	(1)	79	4	360	278	2	1	-	(3)	78	4
Stage 3	212	1	224	-	437	212	1	1	-	-	223	-
Of which: individual	-	1	191	-	192	-	1	(1)	-	-	192	-
Of which: collective	212	-	33	-	245	212	-	2	-	-	31	-
Total	282	(11)	98	(10)	359	282	1	1	-	(12)	97	(10)
Amounts written-off	430	1	223	-	654	430	1	2	-	-	221	-
Of which: individual	-	1	143	-	144	-	1	-	-	-	143	-
Of which: collective	430	-	80	-	510	430	-	2	-	-	78	-

nm = not meaningful

(1)     The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £84.1 billion (2024 - £91.8 billion) and debt securities of £78.4 billion (2024 - £62.4 billion).
(2)     Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)     Includes £6 million (2024 - £4 million) related to assets classified as FVOCI and £0.1 billion (2024 - £0.1 billion) related to off-balance sheet exposures.
(4)     ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)     Includes a £6 million release (2024 - £12 million release) related to other financial assets, of which £1 million charge (2024 - £4 million release) related to assets classified as FVOCI and includes a £3 million charge (2024 - £5 million release) related to contingent liabilities.

Risk and capital management continued

Credit risk - Banking activities continued

Analysis of ECL provisions

The table below shows gross loans and ECL provision analysis.

	31 December	30 September	30 June	31 December
	2025	2025	2025	2024
	£m	£m	£m	£m
Total loans	429,916	427,310	417,891	410,225
Personal	234,941	234,862	232,912	226,525
Non-personal	194,975	192,448	184,979	183,700

Value of loans in Stage 2	38,582	40,986	40,193	40,474
Personal	19,500	25,890	24,849	24,636
Non-personal	19,082	15,096	15,344	15,838

ECL provisions in Stage 2	796	755	741	787
Personal	426	415	426	429
Non-personal	370	340	315	358

ECL provision coverage in Stage 2	2.06%	1.84%	1.84%	1.94%
Personal	2.18%	1.60%	1.71%	1.74%
Non-personal	1.94%	2.25%	2.05%	2.26%

Condensed consolidated income statement

for the period ended 31 December 2025

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Interest receivable	25,698	25,187	6,543	6,482	6,453
Interest payable	(12,869)	(13,912)	(3,102)	(3,214)	(3,485)
Net interest income	12,829	11,275	3,441	3,268	2,968
Fees and commissions receivable	3,247	3,175	835	804	797
Fees and commissions payable	(733)	(708)	(181)	(184)	(179)
Trading income	1,112	825	138	399	218
Other operating income	186	136	91	45	21
Non-interest income	3,812	3,428	883	1,064	857
Total income	16,641	14,703	4,324	4,332	3,825
Staff costs	(4,174)	(4,061)	(981)	(1,064)	(949)
Premises and equipment	(1,291)	(1,211)	(385)	(319)	(348)
Other administrative expenses	(1,643)	(1,819)	(583)	(315)	(666)
Depreciation and amortisation	(1,154)	(1,058)	(299)	(298)	(304)
Operating expenses	(8,262)	(8,149)	(2,248)	(1,996)	(2,267)
Profit before impairment losses	8,379	6,554	2,076	2,336	1,558
Impairment losses	(671)	(359)	(136)	(153)	(66)
Operating profit before tax	7,708	6,195	1,940	2,183	1,492
Tax charge	(1,874)	(1,465)	(462)	(502)	(233)
Profit from continuing operations	5,834	4,730	1,478	1,681	1,259
Profit from discontinued operations, net of tax	-	81	-	-	69
Profit for the period	5,834	4,811	1,478	1,681	1,328

Attributable to:
Ordinary shareholders	5,479	4,519	1,393	1,598	1,248
Paid-in equity holders	352	283	84	82	81
Non-controlling interests	3	9	1	1	(1)
	5,834	4,811	1,478	1,681	1,328

Earnings per ordinary share - continuing operations	68.0p	52.5p	17.4p	19.8p	14.5p
Earnings per ordinary share - discontinued operations	-	1.0p	-	-	0.8p
Total earnings per share attributable to ordinary shareholders - basic	68.0p	53.5p	17.4p	19.8p	15.3p
Earnings per ordinary share - diluted continuing operations	67.4p	52.1p	17.2p	19.6p	14.4p
Earnings per ordinary share - diluted discontinued operations	-	1.0p	-	-	0.8p
Total earnings per share attributable to ordinary shareholders - diluted	67.4p	53.1p	17.2p	19.6p	15.2p

Condensed consolidated statement of comprehensive income

 for the period ended 31 December 2025

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Profit for the period	5,834	4,811	1,478	1,681	1,328
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit schemes	31	(166)	11	11	(74)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes
in credit risk	(17)	(33)	(6)	(10)	(8)
FVOCI financial assets	40	6	(14)	5	(10)
Tax	(16)	59	(6)	(8)	20
	38	(134)	(15)	(2)	(72)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	142	(25)	66	13	(46)
Cash flow hedges (1)	968	622	190	120	(110)
Currency translation	(13)	5	5	77	124
Tax	(297)	(178)	(73)	(32)	43
	800	424	188	178	11
Other comprehensive income/(losses) after tax	838	290	173	176	(61)
Total comprehensive income for the period	6,672	5,101	1,651	1,857	1,267

Attributable to:
Ordinary shareholders	6,317	4,809	1,566	1,774	1,187
Paid-in equity holders	352	283	84	82	81
Non-controlling interests	3	9	1	1	(1)
	6,672	5,101	1,651	1,857	1,26

(1)	Refer to footnote 4 and 5 of the consolidated statement of changes in equity.

Condensed consolidated balance sheet

 as at 31 December 2025

	31 December	30 September	31 December
	2025	2025	2024
	£m	£m	£m
Assets
Cash and balances at central banks	85,182	84,686	92,994
Trading assets	46,537	56,856	48,917
Derivatives	60,789	61,119	78,406
Settlement balances	645	12,331	2,085
Loans to banks - amortised cost	6,958	8,005	6,030
Loans to customers - amortised cost	418,881	415,274	400,326
Other financial assets	79,770	71,595	63,243
Intangible assets	7,292	7,477	7,588
Other assets	8,499	8,292	8,396
Total assets	714,553	725,635	707,985

Liabilities
Bank deposits	44,092	44,962	31,452
Customer deposits	442,998	435,490	433,490
Settlement balances	942	9,271	1,729
Trading liabilities	49,022	58,402	54,714
Derivatives	53,974	54,114	72,082
Other financial liabilities	67,599	67,634	61,087
Subordinated liabilities	6,123	6,136	6,136
Notes in circulation	3,164	3,340	3,316
Other liabilities	4,026	3,905	4,601
Total liabilities	671,940	683,254	668,607

Equity
Ordinary shareholders' interests	38,028	36,570	34,070
Other owners' interests	4,571	5,792	5,280
Owners' equity	42,599	42,362	39,350
Non-controlling interests	14	19	28
Total equity	42,613	42,381	39,378

Total liabilities and equity	714,553	725,635	707,985

Condensed consolidated statement of changes in equity

 for the period ended 31 December 2025

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders
and other equity owners				5,831					5,831	3	5,834

Other comprehensive income
Realised gains in period on FVOCI equity shares				25	(25)				-		-
Remeasurement of retirement benefit schemes				31					31		31
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				(17)					(17)		(17)
Unrealised gains					174				174		174
Amounts recognised in equity						69			69		69
Retranslation of net assets							51		51		51
Gains on hedges of net assets							(92)		(92)		(92)
Reclassification of OCI to P&L					8	899	28		935		935
Tax				(15)	(41)	(277)	20		(313)		(313)
Total comprehensive income/(loss)				5,855	116	691	7	-	6,669	3	6,672

Transactions with owners
Ordinary share dividends paid				(2,018)					(2,018)	(6)	(2,024)
Redemption of paid-in equity		(1,957)		(22)					(1,979)	-	(1,979)
Paid-in equity dividends paid				(352)					(352)		(352)
Shares repurchased during the period (1,6)	(112)		112	(579)					(579)		(579)
Securities issued in the year (2)	-	1,248		-					1,248		1,248
Purchase of non-controlling interest				(10)					(10)	(11)	(21)
Employee share schemes				88					88		88
Shares vested under employee share schemes			151						151		151
Share-based payments				31					31		31
Own shares acquired			-						-		-
At 31 December 2025	10,021	4,571	2,613	14,419	13	(752)	833	10,881	42,599	14	42,613

For the notes to this table refer to the following page.

Condensed consolidated statement of changes in equity for the period ended 31 December 2025 continued

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit/(loss) attributable to ordinary shareholders
and other equity owners
- continuing operations				4,721					4,721	9	4,730
- discontinued operations				81					81		81

Other comprehensive income
Realised gains in period on FVOCI equity shares				54	(54)				-		-
Remeasurement of retirement benefit schemes				(166)					(166)		(166)
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				(33)					(33)		(33)
Unrealised gains					(40)				(40)		(40)
Amounts recognised in equity						(872)			(872)		(872)
Retranslation of net assets							(194)		(194)		(194)
Gains on hedges of net assets							122		122		122
Amount transferred from equity to earnings					21	1,494	77		1,592		1,592
Tax				48	19	(166)	(20)		(119)		(119)
Total comprehensive income/(loss)				4,705	(54)	456	(15)	-	5,092	9	5,101

Transactions with owners
Ordinary share dividends paid				(1,505)					(1,505)	(12)	(1,517)
Paid-in equity dividends				(283)					(283)		(283)
Shares repurchased during the period (1,6)	(711)		711	(2,176)					(2,176)		(2,176)
Securities issued in the year (2)		1,390							1,390		1,390
Employee share schemes				17					17		17
Shares vested under employees share schemes			175						175		175
Share-based payments				23					23		23
Own shares acquired			(540)						(540)		(540)
At 31 December 2024	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378

(1)     As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 105.5 million shares (2024 - 173.3 million, 2023 - 460.3 million, of which 2.3 million were settled in January 2024) of which 1.4 million shares were settled in January 2026. The total consideration for these shares excluding fees was £586.3 million (2024 - £450.9 million, 2023 - £1,151.7 million of which 4.9 million shares were settled in January 2024) of which 9 million was settled in January 2026. The nominal value of the share cancellations was transferred to the capital redemption reserve.
(2)     The issuance above is after netting of issuance fees of £2.8 million (2024 - £2.4 million), and the associated tax credit of £0.7 million (2024 - £0.7 million).
(3)     Other statutory reserves consist of Capital redemption reserves of £3,330 million (2024 - £3,218 million, 2023 - £2,507 million) and Own shares held reserves of £717 million (2024 - £868 million, 2023 - £503 million).
(4)     The change in the cash flow hedging reserve is driven by realised accrued interest transferred into the income statement and a decrease in swap rates in the year, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.
(5)     As referred in Note 13, the amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers - amortised cost, balances at central banks , bank deposits and customer deposits.
(6)     In June 2024, there was an agreement to buy 392.4 million ordinary shares of the Company from His Majesty's Treasury (HM Treasury) at 316.2 pence per share for total consideration of £1.2 billion. NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation was transferred to the capital redemption reserve. There were no repurchases in 2025.

Condensed consolidated cash flow statement

 for the period ended 31 December 2025

	Year ended
	31 December	31 December
	2025	2024
	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations	7,708	6,195
Operating profit before tax from discontinued operations	-	81
Adjustments for non-cash and other items	184	4,365
Net cash flows from trading activities	7,892	10,641
Changes in operating assets and liabilities	972	(7,267)
Net cash flows from operating activities before tax	8,864	3,374
Income taxes paid	(1,792)	(1,602)
Net cash flows from operating activities	7,072	1,772
Net cash flows from investing activities	(13,765)	(12,699)
Net cash flows from financing activities	(3,494)	(1,886)
Effects of exchange rate changes on cash and cash equivalents	775	(1,166)
Net decrease in cash and cash equivalents	(9,412)	(13,979)
Cash and cash equivalents at beginning of period	104,845	118,824
Cash and cash equivalents at end of period	95,433	104,845

Notes

1. Presentation of condensed consolidated financial statements
The condensed consolidated financial statements should be read in conjunction with NatWest Group plc 2025 Annual Report and Accounts. The critical and material accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

2. Tax
Analysis of the tax charge for the year
The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below. Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years.

	2025	2024	2023
Continuing operations	£m	£m	£m
Current tax
Charge for the year	(1,511)	(1,415)	(1,373)
Over/(under) provision in respect of prior years	110	(145)	(123)
	(1,401)	(1,560)	(1,496)
Deferred tax
Charge for the year	(548)	(343)	(281)
Net increase in the carrying value of deferred tax assets in respect of losses	119	428	385
(Under)/over provision in respect of prior years	(44)	10	(42)
Tax charge for the year	(1,874)	(1,465)	(1,434)

Judgement: tax contingencies
NatWest Group's corporate income tax charge and its provisions for corporate income taxes necessarily involve a degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the relevant tax authorities. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice.

Deferred tax
Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences where the carrying amount of an asset or liability differs for accounting and tax purposes. Deferred tax liabilities reflect the expected amount of tax payable in the future on these temporary differences. Deferred tax assets reflect the expected amount of tax recoverable in the future on these differences. The net deferred tax asset recognised by the NatWest Group is shown below. The reduction of deferred tax asset is primarily attributable to reduced cash flow hedge liabilities, and is taken in other comprehensive income as part of the movements in cash flow reserves.

Analysis of deferred tax
	2025	2024
	£m	£m
Deferred tax asset	1,252	1,876
Deferred tax liability	(104)	(99)
Net deferred tax asset	1,148	1,777

Notes continued

3. Litigation and regulatory matters
NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 25 in the NatWest Group plc 2025 Annual Report and Accounts, issued on 13 February 2026 and available at natwestgroup.com (Note 25) discusses the Matters in which NatWest Group is currently involved and material developments. Other than the Matters discussed in Note 25, no member of NatWest Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 25 that have occurred since the Q3 2025 Interim Management Statement was issued on 24 October 2025 include, but are not limited to, those set out below.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
NatWest Group plc and certain other members of NatWest Group, including NWM Plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as two non-class actions.

On 25 September 2025, the SDNY granted summary judgment to the defendants on the issue of liability and dismissed all claims in both the class action and the non-class actions. The decision is being appealed in the United States Court of Appeals for the Second Circuit (US Court of Appeals).

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons.

On 22 August 2025, the US Court of Appeal reversed the SDNY's decision in the Euribor case, reinstating claims against NWM Plc. That case has therefore returned to the SDNY for further proceedings.

On 15 September 2025, the US Court of Appeals affirmed the SDNY's dismissal of the Pound Sterling LIBOR case.

Foreign exchange litigation
NatWest Group plc, NWM Plc and/or NWMSI are defendants in several cases relating to NWM Plc's foreign exchange (FX) business.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks.

Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network.

In March 2022, the CAT declined to certify either application as collective proceedings on an opt-out basis.  This decision was appealed by the applicants and was the subject of an application for judicial review. The CAT, in its judgment, allowed the applicants three months in which to reformulate their claims as opt-in claims.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative and dismissed the application for judicial review of the CAT's decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024. The appeal was heard in April 2025.

In December 2025, the UK Supreme Court reinstated the CAT's decision to refuse the application for a collective proceedings order on an opt-out basis.

Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. Three swap execution facilities (TeraExchange, Javelin, and trueEx) allege that they would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery is complete though expert discovery is ongoing.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol.

Notes continued

3. Litigation and regulatory matters continued
The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act.

In May 2025, the US Court of Appeals affirmed a January 2024 decision by the SDNY which barred the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

The case in New Mexico (which had been stayed pending the appeal of the SDNY's decision) has now resumed. The defendants have filed a motion to dismiss, which is pending.

Odd lot corporate bond trading antitrust litigation
On 2 September 2025, the SDNY dismissed the class action antitrust complaint alleging that, from August 2006 onwards, various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The plaintiffs did not appeal the SDNY's decision and the case is now closed.

1MDB litigation
A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB sought the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court's jurisdiction to hear the claim, and a hearing took place in February 2024.

In March 2024, the court granted that application. 1MDB appealed that decision and a prior decision by the court not to allow them to discontinue their claim. Both appeals were scheduled to be heard in November 2025 but did not progress as 1MDB withdrew their appeal and discontinued the claim.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Oracle Securities Litigation
On 14 January 2026, a class action complaint was filed in New York state court against Oracle Corporation and the underwriters of a September 2025 bond offering by Oracle, including NWMSI. The complaint alleges that the offering documents for the bonds were materially misleading because they failed to disclose that, at the time of the bond offering, Oracle was already planning to further increase its debt to fund its Artificial Intelligence infrastructure expansion.

The complaint seeks damages under the U.S. Securities Act of 1933 (the 'Securities Act'), as amended, on behalf of those who purchased Oracle's bonds. In connection with the bond offering, Oracle agreed to indemnify the underwriters against certain potential liabilities, including disclosure-based liability under the Securities Act.

Tandanor Litigation in Argentina
In October 2012, a claim was filed in the District Court of Buenos Aires by 'Argentina Talleres Navales Dársena Norte Sociedad Anónima Comercial, Industrial y Naviera' ("Tandanor") (a naval repair business) against what is now the Representative Office of The Royal Bank of Scotland NV, Argentine Branch (in liquidation) (the "Representative Office") and eleven private individuals. (The Representative Office inherited the claim from Banco Holandés Unido, Argentine Branch.)  The claim, which was unquantified, sought damages for alleged fraudulent conduct during Tandanor's privatisation, which concluded in 1993. The Representative Office's participation in the privatisation was 2.9%. The Argentine Ministry of Defence joined Tandanor as a plaintiff in 2014.

The claim was dismissed on limitation grounds in 2018, and the plaintiffs were unsuccessful in subsequent appeals. In November 2024, however, the Argentine Supreme Court set the appealed judgments aside and, in June 2025, the Argentine Federal Court of Appeal returned the case to the Argentine Federal District Court for further consideration. In December 2025, the plaintiffs filed an update quantifying damages at USD1.1bn. The Representative Office continues to defend the claim and has requested a hearing.

Regulatory matters
Investment advice review
In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group's past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes.

The Skilled Person's review has concluded and, after discussion with the FCA, NatWest Group is undertaking additional review/remediation work, which is expected to conclude in H1 2026.

4. Related party transactions
UK Government
In May 2025, the UK Government through His Majesty's Treasury (HMT) sold its remaining shareholding in NatWest Group plc. Under UK listing rules the UK Government and UK Government-controlled bodies remained related parties until 12 July 2025, 12 months after the UK Government shareholding in NatWest Group plc fell below 20%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes - principally UK corporation tax and value added tax; national insurance contributions; local authority rates; regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

In March 2024 Bank of England Levy replaced the Cash Ratio Deposit scheme. Members of NatWest Group that are UK authorised institutions having eligible liabilities greater than £600 million are required to pay the levy. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.
NatWest Group provides guarantees for certain subsidiaries, liabilities to the Bank of England.

Other related parties
(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b) To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interests are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

(c) NatWest Group recharges the NatWest Group Pension Fund with the cost of pension management services incurred by it.

(d) In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

Full details of NatWest Group's related party transactions for the year ended 31 December 2025 are included in NatWest Group plc 2025 Annual Report and Accounts.

5. Dividends
The company has announced that the directors have recommended a final dividend of £1.8 billion, or 23.0 pence per ordinary share (2024 - £1.2 billion, or 15.5 pence per ordinary share) subject to shareholder approval at the Annual General Meeting on 28 April 2026. If approved, payment will be made on 5 May 2026 to shareholders on the register at the close of business on 20 March 2026. The ex-dividend date will be 19 March 2026.

6. Post balance sheet events
On 9 February 2026, NatWest Group plc announced that it had reached an agreement to acquire Evelyn Partners for an enterprise value of £2.7 billion. Evelyn Partners is a leading integrated wealth management and financial planning firm with approximately £69 billion of assets under management and administration. The transaction is expected to complete in the summer of 2026, subject to regulatory approval.

As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 23.99 million shares since December 2025 for a total consideration (excluding fees) of £156.76 million.

Other than as disclosed in this document, there have been no significant events between 31 December 2025 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with NatWest Group's full Annual Report and Accounts for the year ended 31 December 2025.
We, the directors listed below, confirm that to the best of our knowledge:
●    The financial statements, prepared in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
●     The Strategic report and Directors' report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray
Chair	Group Chief Executive Officer	Group Chief Financial Officer

12 February 2026

Board of directors

Chair	Executive directors	Non-executive directors
Richard Haythornthwaite	John-Paul Thwaite Katie Murray	Joshua Critchley Roisin Donnelly Patrick Flynn Geeta Gopalan Yasmin Jetha Stuart Lewis Gillian Whitehead Lena Wilson
Presentation of information

'Parent company' refers to NatWest Group plc and 'NatWest Group', 'Group' or 'we' refers to NatWest Group plc and its subsidiaries. The term 'NWH Group' refers to NatWest Holdings Limited (NWH) and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc (NWM Plc) and its subsidiary and associated undertakings. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' or 'p' represent pence where the amounts are denominated in pounds sterling ('GBP'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2024 have been filed with the Registrar of Companies and those for the year ended 31 December 2025 will be filed with the Registrar of Companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contacts

Analyst enquiries:	Claire Kane, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Press Office	+44 (0) 7557 316 540

	Management presentation	Fixed income presentation
Date:	13 February 2026	13 February 2026
Time:	9am UK time	1.30pm UK time
Zoom ID:	925 7859 6754	991 2189 5911

Available on natwestgroup.com/results

●     Announcement and slides.
●     NatWest Group plc 2025 Annual Report and Accounts.
●     A financial supplement containing income statement, balance sheet and segment performance for the four quarters ended 31 December 2025.
●     NatWest Group and NWH Group Pillar 3 Report.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, capital generation pre-distributions, customer assets and liabilities growth rate, cost income ratio, balance sheet reduction (including the reduction of RWAs), CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group's initial area of focus, climate and sustainability-related ambitions, targets and metrics, including in relation to financed emissions and initiatives to transition to a net zero economy, such as our climate and transition finance activities.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group's strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Forward-looking statements continued

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc's 2025 Annual Report and Accounts on Form 20-F, and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments); and changes in interest rates and foreign currency exchange rates; business change and execution risk (including in respect of the implementation of NatWest Group's strategy; future acquisitions and divestments, the competitive environment; and the transfer of its EU corporate portfolio); financial resilience risk (including in respect of: NatWest Group's ability to meet targets and to make discretionary capital distributions; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital; reductions in the credit ratings; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward-looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the requirements of regulatory stress tests and the adequacy of NatWest Group's future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; artificial intelligence; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group's risk management framework; and reputational risk); legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits); and climate and sustainability-related risks (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group's climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk).

Cautionary statement regarding alternative performance measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and IFRS. This document may contain a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the SEC regulations (together, APM). APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. APMs provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any APMs included in this document, are not measures within the scope of IFRS or GAAP, are based on a number of assumptions that are subject to uncertainties and change and are not a substitute for IFRS or GAAP measures and a reconciliation to the closest IFRS or GAAP measure is presented where appropriate.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Caution on climate and sustainability-related metrics

The processes we have adopted to define, collect and report data on our climate and sustainability related performance, as well as the associated metrics and disclosures in this document, are not subject to the same formal processes adopted for financial reporting in accordance with established reporting standards. They involve a higher degree of judgement, assumptions and estimates, including in relation to the classification of climate and sustainability related (including social, sustainability, sustainability linked, green, climate and transition) funding, financing and facilitation activities, than is required for our reporting of historical financial information prepared in accordance with established reporting standards. As a result, climate and sustainability-related disclosures may be amended, updated or restated over time. However, NatWest Group does not undertake to restate prior disclosures except where required by applicable law or regulation, even if subsequently available data or methodologies differ from those used at the time of the original disclosure.

For completeness in relation to uncertainties and limitations, refer to the section on 'Financed Emissions data limitations' on page 42 of NatWest Group plc 2025 Climate Transition Plan Report ('CTPR') and the section on 'Caution about climate metrics and data required for climate reporting' on page 70 - 72 of the CTPR. Also refer to the 'Climate and sustainability-related risk factors' on pages 420-422 and the 'Additional cautionary statement regarding climate and sustainability-related data, metrics and forward-looking statements' on pages 429-431 of the NatWest Group plc 2025 Annual Report and Accounts.

Caution about sustainability-related funding, financing and facilitation

Sustainability-related (including social, sustainability, sustainability-linked, green, climate, transition) funding, financing and facilitation currently represents only a relatively small proportion of NatWest Group's overall funding, financing and facilitation activities. Accordingly, disclosures relating to sustainability-related funding, financing and facilitation should be read in the context of NatWest Group's broader balance sheet, risk profile and funding, financing and facilitation activities, and should not be interpreted as indicative of NatWest Group's overall funding, financing or facilitation strategy.

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 42.
The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segment performance on pages 15-19 for components of calculation.
Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.
These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 29 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends excluding the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 44.
Loan:deposit ratio (excl. repos and reverse repos) is calculated as net loans to customers - amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.
The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio, calculated as net loans to customers - amortised cost divided by customer deposits.

NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 44.
NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners' equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity, calculated as profit attributable to ordinary shareholders divided by average total equity.

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 15-19 for components of calculation.
Net interest margin is net interest income as a percentage of average interest earning assets (IEA).
Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks - amortised cost, loans to customers - amortised cost and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 15-19 for components of calculation.
Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.
This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 43.
The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segment return on equity Refer to table 8. Segment return on equity on page 45.
Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 43.
TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders' interests divided by the number of ordinary shares in issue.

Total customer assets and liabilities (CAL) Refer to table 6. Total customer assets and liabilities (CAL) on page 44.
CAL comprises customers deposits and gross loans to customers (amortised cost), across the Retail Banking, Private Banking & Wealth Management and Commercial & Institutional segments. For the Private Banking & Wealth Management segment, CAL also includes AUMA, with an adjustment to deduct investment cash to avoid double counting, as investment cash is recognised within both customer deposits and AUMA.
The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 42.
Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

Non-IFRS financial measures continued

1. Total income excluding notable items

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Total income	16,641	14,703	4,324	4,332	3,825
Less notable items:
Commercial & Institutional
Own credit adjustments (OCA)	1	(9)	(2)	-	(4)
Dividend received on restructuring of a strategic investment	51	-	51	-	-
Central items & other
Share of gains/(losses) of associate - Business Growth Fund	70	21	15	41	(1)
Interest and foreign exchange management derivatives not in hedge accounting relationships	185	150	17	162	19
Foreign exchange recycling (losses)/gains	(27)	(76)	10	(37)	(30)
Loss on reclassification to disposal groups under IFRS 5	(39)	-	(39)	-	-
Tax interest on prior periods	-	(31)	-	-	(31)
	241	55	52	166	(47)
Total income excluding notable items	16,400	14,648	4,272	4,166	3,872

2. Cost:income ratio (excl. litigation and conduct)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	8,262	8,149	2,248	1,996	2,267
Less litigation and conduct costs	(167)	(295)	(37)	(12)	(153)
Other operating expenses	8,095	7,854	2,211	1,984	2,114

Total income	16,641	14,703	4,324	4,332	3,825

Cost:income ratio	49.6%	55.4%	52.0%	46.1%	59.3%
Cost:income ratio (excl. litigation and conduct)	48.6%	53.4%	51.1%	45.8%	55.3%

Non-IFRS financial measures continued

3. Tangible net asset value (TNAV) per ordinary share

	As at
	31 December	30 September	31 December
	2025	2025	2024
Ordinary shareholders' interests (£m)	38,028	36,570	34,070
Less intangible assets (£m)	(7,292)	(7,477)	(7,588)
Tangible equity (£m)	30,736	29,093	26,482

Ordinary shares in issue (millions) (1)	7,995	8,031	8,043

NAV per ordinary share (pence)	476p	455p	424p
TNAV per ordinary share (pence)	384p	362p	329p

(1)     The number of ordinary shares in issue excludes own shares held.

4. Operating expenses excluding litigation and conduct

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	4,110	3,997	966	1,045	938
Premises and equipment	1,285	1,211	383	318	348
Other administrative expenses	1,546	1,588	563	323	524
Depreciation and amortisation	1,154	1,058	299	298	304
Total other operating expenses	8,095	7,854	2,211	1,984	2,114

Litigation and conduct costs
Staff expenses	64	64	15	19	11
Premises and equipment	6	-	2	1	-
Other administrative expenses	97	231	20	(8)	142
Total litigation and conduct costs	167	295	37	12	153

Total operating expenses	8,262	8,149	2,248	1,996	2,267
Operating expenses excluding litigation and conduct	8,095	7,854	2,211	1,984	2,11

Non-IFRS financial measures continued

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	31 December	30 September	31 December
	2025	2025	2024
	£m	£m	£m
Loans to customers - amortised cost	418,881	415,274	400,326
Less reverse repos	(32,817)	(33,604)	(34,846)
Loans to customers - amortised cost (excl. reverse repos)	386,064	381,670	365,480
Customer deposits	442,998	435,490	433,490
Less repos	(1,796)	(1,412)	(1,363)
Customer deposits (excl. repos)	441,202	434,078	432,127
Loan:deposit ratio (%)	95%	95%	92%
Loan:deposit ratio (excl. repos and reverse repos) (%)	88%	88%	85%

6. Total customer assets and liabilities (CAL)

	As at
	31 December 2025				30 September 2025				31 December 2024
		Private Banking				Private Banking				Private Banking
	Retail	& Wealth	Commercial		Retail	& Wealth	Commercial		Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances to customers	217.9	19.0	155.8	392.7	217.9	18.9	151.3	388.1	210.1	18.3	143.4	371.8
Customer deposits	202.6	42.7	196.4	441.7	195.8	40.6	198.3	434.7	194.8	42.4	194.1	431.3
Assets under management and
administration (AUMA)	-	58.5	-	58.5	-	56.0	-	56.0	-	48.9	-	48.9
Less investment cash included in both customer
deposits and AUMA	-	(1.2)	-	(1.2)	-	(1.2)	-	(1.2)	-	(1.1)	-	(1.1)
CAL	420.5	119.0	352.2	891.7	413.7	114.3	349.6	877.6	404.9	108.5	337.5	850.9

7. NatWest Group Return on Tangible Equity

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	5,479	4,519	1,393	1,598	1,248
Annualised profit attributable to ordinary shareholders			5,572	6,392	4,992
Average total equity	41,506	38,018	42,877	41,667	38,915
Adjustment for average other owners' equity and intangible assets	(12,952)	(12,226)	(12,431)	(12,954)	(12,703)
Adjusted total tangible equity	28,554	25,792	30,446	28,713	26,212
Return on equity	13.2%	11.9%	13.0%	15.3%	12.8%
Return on Tangible Equity	19.2%	17.5%	18.3%	22.3%	19.0%

Non-IFRS financial measures continued

8. Segment return on equity

	Year ended 31 December 2025			Year ended 31 December 2024
		Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	3,121	394	4,064	2,431	264	3,585
Paid-in equity cost allocation (£m)	(99)	(17)	(237)	(79)	(18)	(183)
Adjustment for tax (£m)	(846)	(106)	(957)	(659)	(69)	(851)
Adjusted attributable profit (£m)	2,176	271	2,870	1,693	177	2,551
Average RWAe (£bn)	68.9	11.3	108.1	63.4	11.1	107.0
Equity factor	12.8%	11.1%	13.9%	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.8	1.3	15.0	8.5	1.2	14.8
Return on equity	24.7%	21.7%	19.1%	19.9%	14.2%	17.2%

	Quarter ended 31 December 2025			Quarter ended 30 September 2025			Quarter ended 31 December 2024
		Private Banking			Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial &	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	Institutional	Banking	Management	& Institutional
Operating profit (£m)	786	107	1,039	850	108	1,041	677	75	861
Paid-in equity cost allocation (£m)	(24)	(4)	(56)	(26)	(5)	(52)	(23)	(5)	(53)
Adjustment for tax (£m)	(213)	(29)	(246)	(231)	(29)	(247)	(183)	(20)	(202)
Adjusted attributable profit (£m)	549	74	737	593	74	742	471	50	606
Annualised adjusted attributable profit (£m)	2,195	297	2,949	2,373	297	2,967	1,884	202	2,424
Average RWAe (£bn)	69.7	11.3	109.3	70.2	11.4	108.2	65.6	11.0	106.0
Equity factor	12.8%	11.1%	13.9%	12.8%	11.1%	13.9%	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.9	1.3	15.2	9.0	1.3	15.0	8.8	1.2	14.6
Return on equity	24.6%	23.6%	19.4%	26.4%	23.4%	19.7%	21.4%	16.3%	16.6%

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA
AUMA comprises client assets under management (AUM) and client assets under administration (AUA) serviced through the Private Banking & Wealth Management segment and not recognised on NatWest Group's balance sheet. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of customers of the Private Banking & Wealth Management, Retail Banking and Commercial & Institutional segments. AUA comprise i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA income
AUMA income includes investment income which reflects an ongoing fee as percentage of assets and transactional income related to investment services comprised of one-off fees for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.

AUMA net flows
AUMA net flows represents assets under management (AUM net flows) and assets under administration (AUA net flows). AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking & Wealth Management, Retail Banking and Commercial & Institutional.

Capital generation pre-distributions
Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.

Climate and transition finance
The climate and transition finance target enables NatWest Group to quantify the level of financing and facilitation provided by NatWest Group that could support customers in achieving their climate and/or transition ambitions, through lending and underwriting activities. The climate and transition framework, available on natwestgroup.com, underpins the target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030.

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding
Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	13 February 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary
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